N E W S R E L E A S E

EXIDE TECHNOLOGIES
BALLARD POWER SYSTEMS

FOR IMMEDIATE RELEASE

EXIDE TECHNOLOGIES — MEDIA CONTACTS:
Jeannine Addams
Kristin Wohlleben
J.Addams & Partners, Inc.
404/231-1132 phone
jfaddams@jaddams.com
kwohlleben@jaddams.com

EXIDE TECHNOLOGIES — INVESTOR CONTACT:
Todd Atenhan
404/806-1393 phone
investorrelations@exide.com
James Kautz
404/806-1393 phone
investorrelations@exide.com

BALLARD POWER SYSTEMS — MEDIA CONTACT:
Rebecca Young
Guy McAree
604/454.0900 phone
media@ballard.com

BALLARD POWER SYSTEMS — INVESTOR CONTACT:
Guy McAree
Lori Vetter
604/412.3195
investors@ballard.com

Exide Technologies Signs Agreement with Ballard Power Systems for Forklift Truck Power Solution

Alpharetta, Georgia and Vancouver, Canada – October 9, 2007 – Exide Technologies (NASDAQ: XIDE, www.exide.com), a global leader in stored electrical-energy solutions, announced today it has signed an agreement with Ballard Power Systems to develop an on-board hybrid hydrogen fuel cell and lead-acid battery energy system for the forklift truck (or materials handling) market. Exide plans to meet all its hydrogen fuel cell needs in the forklift truck market over the next five years exclusively with Ballard fuel cells.

Ballard (NASDAQ: BLDP; TSX: BLD, www.ballard.com) is recognized as a world leader in the development, manufacture and sale of zero-emission hydrogen fuel cells. Ballard’s work in the materials handling market has, to this point, been based on using the company’s Mark9 SSLTM fuel cell stack as an alternative to lead-acid batteries. This program will utilize Ballard’s Mark1020 ACSTM hydrogen fuel cell stack and Exide’s ELEMENT™ valve regulated lead acid batteries. The program illustrates the flexibility of fuel cells and batteries, while opening a new channel to the materials handling market. The hybrid fuel-cell battery system also is anticipated to provide incremental revenue opportunities for both companies.

“Our alliance with Ballard demonstrates our commitment to innovation in high-technology energy storage solutions, while addressing the unique concerns of our customers,” said Mark Jesko, Director of Marketing – Industrial Energy Americas for Exide Technologies. “Using hydrogen fuel cells to provide on-board recharging capability also allows Exide to enter a growth segment of the market.”

Ballard is focused on commercializing products in nearer term markets where hydrogen fuel cells offer benefits to customers that incumbent solutions cannot. Ballard’s Mark1020 ACS fuel cell features fast, dynamic response, robust and reliable operation, durable packaging and a simplified, air-cooled design. While Ballard’s customers have used the Mark1020 ACS technology primarily for stationary telecommunications backup power, this product is also suitable for motive power applications. The design simplicity of the Mark1020 ACS enables integration of the stack into less complex, lower-cost systems, supporting the move towards commercialization of fuel cell products in the materials handling market, where cost is a key consideration.

“We are excited to work with a global player in developing an on-board hybrid energy system,” said Michael Rosenberg, Ballard’s Director – Materials Handling. “And, Exide’s commitment to this effort certainly reflects the growing interest in commercial fuel cell-powered applications.”

Initial prototypes of the hybrid hydrogen fuel cell battery system will be delivered to the U.S. Department of Defense.

About Exide Technologies

Exide Technologies, with operations in more than 80 countries, is one of the world’s largest producers and recyclers of lead-acid batteries. The Company’s four global business groups — Transportation Americas, Transportation Europe and Rest of World, Industrial Energy Americas and Industrial Energy Europe and Rest of World — provide a comprehensive range of stored electrical energy products and services for industrial and transportation applications.

Transportation markets include original-equipment and aftermarket automotive, heavy-duty truck, agricultural and marine applications, and new technologies for hybrid vehicles and 42-volt automotive applications. Industrial markets include network power applications such as telecommunications systems, electric utilities, railroads, photovoltaic (solar-power related) and uninterruptible power supply (UPS), and motive-power applications including lift trucks, mining and other commercial vehicles.

Further information about Exide, including its financial results, are available at www.exide.com.

Forward-Looking Statements

Except for historical information, this press release may be deemed to contain “forward-looking” statements. The Company desires to avail itself of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the “Act”) and is including this cautionary statement for the express purpose of availing itself of the protection afforded by the Act. The Company undertakes no obligation to publicly update or revise any forward-looking statement in this or any prior forward-looking statements whether as a result of new information, future developments or otherwise.

Examples of forward-looking statements include, but are not limited to, (a) projections of revenues, cost of raw materials, income or loss, earnings or loss per share, capital expenditures, growth prospects, dividends, the effect of currency translations, capital structure and other financial items, (b) statements of plans and objectives of the Company or its management or Board of Directors, including the introduction of new products, or estimates or predictions of actions by customers, suppliers, competitors or regulating authorities, (c) statements of future economic performance and (d) statements of assumptions, such as the prevailing weather conditions in the Company’s market areas, underlying other statements and statements about the Company or its business.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following general factors such as: (i) the Company’s ability to implement and fund based on current liquidity business strategies and restructuring plans, (ii) unseasonable weather (warm winters and cool summers) which adversely affects demand for automotive and some industrial batteries, (iii) the Company’s substantial debt and debt service requirements which may restrict the Company’s operational and financial flexibility, as well as imposing significant interest and financing costs, (iv) the litigation proceedings to which the Company is subject, the results of which could have a material adverse effect on the Company and its business, (v) the realization of the tax benefits of the Company’s net operating loss carry forwards, which is dependent upon future taxable income, (vi) the fact that lead, a major constituent in most of the Company’s products, experiences significant fluctuations in market price and is a hazardous material that may give rise to costly environmental and safety claims, (vii) competitiveness of the battery markets in North America and Europe, (viii) the substantial management time and financial and other resources needed for the Company’s consolidation and rationalization of acquired entities, (ix) risks involved in foreign operations such as disruption of markets, changes in import and export laws, currency restrictions, currency exchange rate fluctuations and possible terrorist attacks against U.S. interests, (x) the Company’s exposure to fluctuations in interest rates on its variable debt, (xi) the Company’s ability to maintain and generate liquidity to meet its operating needs, (xii) general economic conditions, (xiii) the ability to acquire goods and services and/or fulfill labor needs at budgeted costs, (xiv) the Company’s reliance on a single supplier for its polyethylene battery separators, (xv) the Company’s ability to successfully pass along increased material costs to its customers, (xvi) the Company’s significant pension obligations over the next several years.

Therefore, the Company cautions each reader of this press release carefully to consider those factors set forth above and those factors described in the Company’s Form 10-K filed on June 11, 2007 and its Form 10-Q filed on August 7, 2007, because such factors have, in some instances, affected and in the future could affect, the ability of the Company to achieve its projected results and may cause actual results to differ materially from those expressed herein.

About Ballard Power Systems

Ballard Power Systems Inc. (TSX: BLD; NASDAQ: BLDP) is recognized as a leader in the development, manufacture and sale of hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.